SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated May 11, 2020.

TRANSLATION

Autonomous City of Buenos Aires, May 11, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 03/31/2020

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on May 11, 2020, approved the condensed interim financial statements for the three-month period ended March 31, 2020. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	6,212
Attributable to minority interests	139

Total net income	6,351

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	42,848
Attributable to minority interests	426

Total other comprehensive income	43,274

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	49,060
Attributable to minority interests	565

Total comprehensive income	49,625

4) Detail of Shareholders’ equity as of 03/31/2020 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	252
Acquisition cost of treasury shares	189
Share trading premium	(399)
Issuance premiums	640

Total shareholders’ contributions	10,716

Legal reserve	2,007
Reserve for future dividends	2,500
Reserve for investments	44,255
Reserve for repurchase of own shares	500
Reserve for NIIF special initial adjustment	—
Other comprehensive income	559,634
Retained earnings	(27,859)

Subtotal Shareholders’ equity	591,753

Minority interests	6,115

Total Shareholders’ equity	597,868

(1)	Amounts in accordance with IFRS

5. Shares owned by the parent group

As of March 31, 2020, the number of shares owned by the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2020	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer